SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Three New Institutional Investors Join Pointer Telocation
Shareholder Base

Givatayim, Israel – April 16th 2007. Pointer Telocation Ltd. (NASDAQ Capital Market: PNTR, TASE: PNTR), a leading provider of services to the insurance and automotive industries including road-side assistance, fleet management and stolen vehicle retrieval services in Israel, Argentina and Mexico, today announced three new institutional shareholders. Lehman Brothers Inc., Fort Mason Capital and Portside Growth and Opportunity Fund, an affiliate of Ramius Capital Group, L.L.C., participated in Pointer’s recent private placement transaction. The funding will enable Pointer to support its growth strategy and finance future acquisitions.

C.E.Unterberg, Towbin acted as placement agent for the US private placement transaction.

“We decided to invest in Pointer after evaluating its business model, its market presence as well as management’s ability to deliver on its growth strategy.” said Eric Salzman, Managing Director in Lehman Brothers’ Global Trading Strategies Group.

“Our investment in Pointer is in keeping with our strategy of targeting companies with strong, cash generative business models, high growth potential and experienced management”, said Marshall Jensen, Managing Director Fort Mason Capital, LLC

Yossi Ben Shalom, Chairman of the Board of Directors added: “Pointer Telocation has made significant business and financial progress during the last two years. We are now much better positioned in our markets. Our new high-quality long-term shareholders will support Pointer in its business and financial activities in the future. Bringing Lehman Brothers, Fort Mason and Portside Growth and Opportunity Fund as shareholders is an additional milestone in the process of improving Pointer’s value to the benefit of all shareholders”.

About Pointer Telocation:
Pointer Telocation Ltd www.pointer.com provides a range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir, and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how”.

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: April 16, 2007